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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. ___)*


                           INSTINET GROUP INCORPORATED
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    457750107
                     ---------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]  Rule 13d-1(b)
                  [_]  Rule 13d-1(c)
                  [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 457750107                   13G                      Page 2 of 8 Pages
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--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          1998 GPH Fund, LLC
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [X]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
--------------------------------------------------------------------------------
     NUMBER OF               5.      SOLE VOTING POWER
      SHARES                                                          11,390
    BENEFICIALLY             ---------------------------------------------------
     OWNED BY                6.      SHARED VOTING POWER                 0
       EACH                  ---------------------------------------------------
     REPORTING               7.      SOLE DISPOSITIVE POWER
   PERSON WITH                                                        11,390
                             ---------------------------------------------------
                             8.      SHARED DISPOSITIVE POWER            0
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,390
--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                          [_]
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Less than 1%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          00
--------------------------------------------------------------------------------

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CUSIP No. 457750107                   13G                      Page 3 of 8 Pages
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Item 1(a). Name of Issuer:

           Instinet Group Incorporated

Item 1(b). Address of Issuer's Principal Executive Offices:

           3 Times Square, New York, New York 10036

Item 2(a). Name of Person Filing:

           1998 GPH Fund, LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

           c/o Goodwin Procter LLP
           Exchange Place
           53 State Street
           Boston, Massachusetts 02109

Item 2(c). Citizenship:

           Massachusetts

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

           457750107

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

           (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

           (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

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CUSIP No. 457750107                   13G                      Page 4 of 8 Pages
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           (d) [_] Investment company registered under Section 8 of the
                   Investment Company Act.

           (e) [_] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

           (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           Not applicable.

Item 4.    Ownership.

           (a) Amount beneficially owned: 11,390

           (b) Percent of class: Less than 1%

           (c) Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 11,390

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CUSIP No. 457750107                   13G                      Page 5 of 8 Pages
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           (ii)  Shared power to vote or to direct the vote: 0

           (iii) Sole power to dispose or to direct the disposition of: 11,390

           (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           1998 GPH Fund, LLC ("1998 Fund") is a party to a Stockholders Agreement, dated as of June 9, 2002, by and among the Issuer and the signatories thereto, including Reuters Limited, Reuters C Corp., Reuters Holdings Switzerland SA, certain Bain Capital entities, certain Silver Lake Partners entities, certain TA Associates entities, GPH DT Partners, 2000 Exchange Place Fund, LLC and Edward Nicoll (the "Stockholders Agreement"). Exhibit A attached hereto lists each party to the Stockholders Agreement. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. In addition, the Stockholders Agreement requires, under certain circumstances, the

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CUSIP No. 457750107                   13G                      Page 6 of 8 Pages
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           parties to vote their shares of Common Stock in favor of certain equity issuances by the Issuer and imposes certain restrictions on sales of Common Stock by the parties. Based on information provided to the reporting person by the other parties to the Stockholders Agreement, with respect to which the reporting person takes no responsibility for the accuracy thereof, all of the parties to the Stockholders Agreement (inclusive of the reporting person) beneficially own an aggregate of 250,290,907 shares of Common Stock. The share ownership reported for 1998 Fund in this Schedule 13G does not include any shares owned by the other parties to the Stockholders Agreement. 1998 Fund disclaims any beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           Not applicable.

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CUSIP No. 457750107                   13G                      Page 7 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 19, 2003
                                        -----------------------------------
                                                       Date

                                        1998 GPH Fund, LLC

                                               /s/ Jeffrey C. Hadden
                                        -----------------------------------
                                                      Signature

                                          Jeffrey C. Hadden, P.C., Manager
                                        -----------------------------------
                                                      Name/Title

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CUSIP No. 457750107                   13G                      Page 8 of 8 Pages
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                                    EXHIBIT A

Instinet Group Incorporated
Reuters Limited
Reuters C Corp.
Reuters Holdings Switzerland SA
TA/Advent VIII, L.P.
TA Atlantic & Pacific IV, L.P.
TA Investors, LLC Advent Atlantic & Pacific III, L.P.
TA Executives Fund, LLC
TA IX, L.P.
1998 GPH Fund, LLC
GPH DT Partners
2000 Exchange Place Fund, LLC
Silver Lake Partners, L.P.
Silver Lake Investors, L.P.
Silver Lake Technology Investors, L.L.C.
Bain Capital Fund VII, LLC
Bain Capital VII Coinvestment Fund, LLC
BCI Datek Investors, LLC
BCIP Associates II
BCIP Associates II-B
BCIP Trust Associates II
BCIP Trust Associates II-B
Edward J. Nicoll